Mail Stop 3561

June 7, 2007

Christopher C. Domijan
Aces Wired, Inc.
12225 Greenville Avenue, Suite 861
Dallas, Texas 75243

> **Re: Aces Wired, Inc.**
> **Registration Statement on Form SB-2/A#2**
> **Filed May 25, 2007**
> **File No. 333-138527**

Dear Mr. Domijan:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2 Registration Statement

1. With regard to the Attorney General of Texas Opinion No. GA-0527, dated on March 6, 2007, and the resulting legal actions against you in several counties, your filing should disclose your expectations about the process, timing, cost, and difficulty in contesting such legal actions. If you continue to operate gaming amusement centers, which fall under "AWP," you should revise your filing to discuss the consequences of continuing to operate after the Attorney General's opinion such as, but not limited to, possible fines, possible criminal charges, and legal costs that may be reasonably expected to result.

Management's Discussion and Analysis or Plan of Operations

Critical Accounting Policies, page 22

2. Due to the Attorney General of Texas Opinion No. GA-0527, dated March 6, 2007, and at the request of certain local jurisdictions, you have decided to close a significant portion of your AWP operations and may be forced to close other AWP operations. In this regard, it is not clear from your filing or response how you arrived at the conclusion that the assets related to this operational segment, including goodwill, and the proprietary computer software acquired from eCelebrity are not impaired under SFAS 142 and 144 subsequent to the date of your January 28, 2007 financial statements. As such, please provide us with your impairment analysis, along with support for your significant assumptions (such as growth rates, sales volumes, and expenses) and any accounting literature which you relied upon to arrive at your conclusions.

3. We note in Exhibit A of your last response your analysis of the cash flows you would have otherwise paid for use of the eCelerity software. We refer you to Paragraph 4 of SFAS 144, which states that if a long-lived asset is part of a group that includes other assets, then SFAS 144 applies to the group (the group is defined as the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets). Paragraph 7 of SFAS 144 states the carrying amount of a long-lived asset group is not recoverable if it exceeds the sum of the <u>undiscounted</u> cash flows expected to result from the use and eventual disposition of the <u>asset group</u>. In this regard, please ensure that your response to this comment appropriately considers recoverability of the asset group comprised by the AWP segment.

4. To the extent your assumptions about future growth and sales volumes differ significantly from your past performance, we believe you should disclose the key assumptions used and discuss how they were determined, how reliable they are, and the effect on your financial statements if actual results vary from your assumptions (i.e., a sensitivity analysis). Please also discuss how accurate and reliable your past assumptions have proven to be.

Liquidity and Capital Structure

5. Please revise your filing to disclose the costs associated with the closure of your gaming amusement centers, expected future closures and the costs of contesting legal actions initiated against you in several counties regarding the illegality of your AWP operations. Additionally, revise to include a monthly burn rate associated with your business and your plan of operations should you be unsuccessful.

Consolidated Financial Statements

6. We note that you have closed a number of leased AWP gaming centers for either operational reasons or due to the recent adverse legal actions. Please tell us what consideration you gave to accrual of a liability for costs that will continue to be incurred under these leases for their remaining term without economic benefit to you. Refer to the guidance in paragraphs 14 to 16 of SFAS 146.

Notes to Consolidated Financial Statements

Other Business Acquisitions, page F-23

7. We note your response to our prior comment 4. Please tell us the principal terms of any contractual obligations between you and eCelerity immediately prior to March 2006 transaction in which you acquired their assets. Specifically, please tell us whether you were obligated to purchase services from eCelerity and, if so, the terms and amounts associated with such future obligations. In addition, please supplementally provide us a copy of any service contracts and the March 2006 purchase agreement.

Note 6- Share-Based Compensation, page F-14

8. We note your response to our prior comment 5; however, we reissue our comment. It is not clear how your disclosures in Notes 6 and 12 meet the disclosure requirements in paragraph 64 of SFAS 123 (R) as noted in the examples within paragraphs A240 and A241.

General

9. Consideration should be given to the updating requirements of Item 310 (g) of Regulation S-B.

10. An updated consent should be included in any amendment to the filing.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Christopher C. Domijan
Aces Wired, Inc.
March 14, 2007
Page 5

        You may contact Juan Migone at (202) 551-3312 or Lyn Shenk at (202) 551-3380
if you have questions regarding the financial statements or related matters. Please call
me at (202) 551-3816 if you have any other questions.

                                        Regards,

                                        Joseph A. Foti
                                        Senior Assistant Chief Accountant

cc: Via Facsimile (832) 397 8071
        William T. Heller IV Esq.
        Thompson and Knight LLP
        333 Clay Street
        Suite 3300
        Houston, Texas 77002